SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Imagis Technologies Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

45246M100

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |_| Rule 13d-1(c)

     |X|Rule 13d-1(d)

CUSIP No. 45246M100

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Pacific Cascade Consultants Ltd.
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 2,071,975
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 2,071,975
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,071,975
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9) 10.17%
12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 45246M100

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Frederick Clarke
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3)	SEC Use Only
4)	Citizenship or Place of Organization Canadian
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 50,000
	(6)	Shared Voting Power 2,071,975
	(7)	Sole Dispositive Power 50,000
	(8)	Shared Dispositive Power 2,071,975
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,121,975
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9) 10.41%
12)	Type of Reporting Person (See Instructions) IN

CUSIP No. 45246M100

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Andy Amanovich
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3)	SEC Use Only
4)	Citizenship or Place of Organization Canadian
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 10,300
	(6)	Shared Voting Power 2,071,975
	(7)	Sole Dispositive Power 10,300
	(8)	Shared Dispositive Power 2,071,975
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,082,275
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9) 10.22%
12)	Type of Reporting Person (See Instructions) IN

CUSIP No. 45246M100

Item 1 (a)	Name of Issuer:
Imagis Technologies Inc.
Item 1 (b)	Address of Issuer's Principal Executive Offices:
1630 - 1075 West Georgia St., Vancouver, British Columbia, Canada V6E 3C9
Item 2 (a)	Name of Person Filing: (i) Pacific Cascade Consultants Ltd. (ii) Frederick Clarke (iii) Andy Amanovich
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
(i) 9701 - 201st Street, Langley, British Columbia, Canada V1M 3E7
(ii)    33610 E. Broadway Av., Mission, British Columbia, Canada V2V 4M4
(iii) 1630 - 1075 West Georgia St., Vancouver, British Columbia, Canada V6E 3C9
Item 2 (c)	Citizenship: (i) Canada (ii) Canadian (iii) Canadian
Item 2 (d)	Title of Class of Securities: Common Shares
Item 2 (e)	CUSIP Number:
45246M100
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a)	Amount beneficially owned:
(i) 2,071,975 (ii) 2,121,975 (iii) 2,082,275
(b)	Percent of Class
(i) 10.17% (ii) 10.41% (iii) 10.22%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote
(i) 0 (ii) 50,000 (iii) 10,300
(ii)	Shared power to vote or to direct the vote
2,071,975 held of record by Pacific Cascade Consultants Ltd., which is 50% owned by Mr. Amanovich and 50% owned by FWC Holdings Ltd., a company controlled by Mr. Clarke.

CUSIP No. 45246M100

(iii)	Sole power to dispose or to direct the disposition of
(i) 0 (ii) 50,000 (iii) 10,300
(iv)	Shared power to dispose or to direct the disposition of
2,071,975 held of record by Pacific Cascade Consultants Ltd., which is 50% owned by Mr. Amanovich and 50% owned by FWC Holdings Ltd., a company controlled by Mr. Clarke.
Item 5.	Ownership of Five Percent or Less of a Class.
If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group. Not applicable.
Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certifications.
Not applicable.

CUSIP No. 45246M100

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PACIFIC CASCADE CONSULTANTS LTD. /s/ Andy Amanovich By: Andy Amanovich Title: President /s/ Andy Amanovich Andy Amanovich /s/ Frederick Clarke Frederick Clarke Date: February 14, 2003

EXHIBIT A

Agreement of Joint Filing
Imagis Technologies Inc.
Common Shares

        In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a statement on Schedule 13G, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

        IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 14th day of February, 2003.

PACIFIC CASCADE CONSULTANTS LTD. /s/ Andy Amanovich By: Andy Amanovich Title: President /s/ Andy Amanovich Andy Amanovich /s/ Frederick Clarke Frederick Clarke Date: February 14, 2003